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                                                                                                              OMB APPROVAL
                                              UNITED STATES
                                     SECURITIES AND EXCHANGE COMMISSION                                   OMB Number: 3235-0101
                                         Washington, D.C. 20549
                                                                                                          Expires: March 31,2011

                                                 FORM 144                                                 Estimated average burden
                                                                                                          hours per response...2.00

                                  NOTICE OF PROPOSED SALE OF SECURITIES                                       SEC USE ONLY
                          PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933
                                                                                                          DOCUMENT SEQUENCE NO.


ATTENTION: Transmit for filing 3 copies of this form concurrently with either placing an order            CUSIP NUMBER
           with a broker to execute sale or executing a sale directly with a market maker


1 (a) NAME OF ISSUER  (Please type or print)               (b) IRS IDENT. NO.   (c) S.E.C. FILE NO.       WORK LOCATION

Marsh & McLennan Companies, Inc.                               36-2668272           1-5998


1(d)ADDRESS OF ISSUER  STREET  CITY  STATE  ZIP CODE                                                     (e)TELEPHONE

1166 Avenue of the Americas, New York, NY 10036                                                    AREA CODE         NUMBERS
                                                                                                      212            345-5000

2 (a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD

Edward Scott Gilbert

  (b)                                  (c)
      RELATIONSHIP                         ADDRESS  STREET               CITY    STATE   ZIP CODE
      TO ISSUER
                                           C/O Marsh & McLennan Companies, Inc.
      Officer                                  1166 Avenue of the Americas, New York, NY 10036


 INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. identification Number and the S.E.C.
              File Number.

3 (a) Title of      (b)  Name and       SEC     (c) Number    (d) Aggregate      (e)  Number of    (f) Approximate    (g) Name of
      the Class         Address of      USE           of          Market Value        Shares or        Date of Sale         Each
         of                Each         ONLY        Shares        (See instr.        Other Units        (See instr.      Secutities
      Securities          Broker                   or Other          3(d))           Outstanding           3(f))          Exchange
        To Be            Through                   Units To                          (See instr.         (MO. DAY        (See instr.
        Sold             whom the                   Be Sold                              3(e))              YR.)            3(g))
                        Securities                   (See
                         Are To Be                   instr.
                        Offered or                   3(c))
                           Each
                          Market       Broker-
                         Maker who     Dealer
                            Is         File
                         Acquiring     Number
                            the
                         Securities


                  UBS Financial Services
   Common         90 State House Square             7,727         181,584.50         523,825,031         08/26/09          NYSE
                  14th Floor                                   (as of 08/25/09)    (as of 07/31/09)
                  Hartford, CT 06103

                  Smith Barney
   Common         A Division of Citigroup           1,836          43,146.00         523,825,031         08/26/09          NYSE
                  Global Markets Inc.                          (as of 08/25/09)    (as of 07/31/09)
                  101 Park Avenue, New York
                  NY 10178

   Common         The Bank of New York Mellon       1,887          44,344.50         523,825,031         08/26/09          NYSE
                  500 Ross Street, 6th Floor                   (as of 08/25/09)    (as of 07/31/09)
                  Pittsburgh, PA 15219


INSTRUCTIONS:

1.   (a) Name of issuer
     (b) Issuer's I.R.S. Identification Number
     (c) Issuer's S.E.C. file number, if any
     (d) Issuer's address, including zip code
     (e) Issuers's telephone number, including area code

2.   (a) Name of person for whose account the securities are to be sold
     (b) Such person's relationship to the issuer (e.g., officer, director, 10% stockholder, or member of immediate family of any of the foregoing)
     (c) Such person's address, including zip code

3.   (a) Title of the class of securities to be sold
     (b) Name and Address of each broker through whom the securities are intended to be sold
     (c) Number of shares or other units to be sold (if debt securities, give the aggregate face amount)
     (d) Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice
     (e) Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer
     (f) Approximate date on which the securities are to be sold
     (g) Name of each securities exchange, if any, on which the securities are intended to be sold


Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


                                                  TABLE I -- SECURITIES TO BE SOLD
                   Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

                                                           Name of Person from
                                       Nature of              Whom Acquired
                        Date you      Acquisition           (if gift, also give    Amount of Securities      Date of      Nature of
  Title of the Class    Acquired      Transaction           date donor acquired)          Acquired           Payment       Payment

Common                  01/24/05      Awarded Pursuant         Marsh & McLennan            1,887               N/A           N/A
                        01/24/05      to the Issuer's          Companies, Inc.             1,836
                        01/24/05      2000 Senior Executive                                1,799
                        03/15/06      Incentive and Stock                                  4,265
                        02/12/07      Award Plan.                                            875
                        02/12/07                                                             788


INSTRUCTIONS: If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.


                         TABLE II -- SECURITIES SOLD DURING THE PAST 3 MONTHS
              Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

                            Title of Securities                  Amount of Securities
Name and Address of Seller          Sold         Date of Sale            Sold             Gross Proceeds


None.


REMARKS:


INSTRUCTIONS:                                       ATTENTION:
See the definition of "person" in paragraph (a)     The person for whose account the securities to which this
of Rule 144. Information is to be given not only    notice relates are to be sold hereby represents by signing
as to the person for whose account the              this notice that he does not know any material adverse
securities are to be sold but also as to all        information in regard to the current and prospective operations
other persons included in that definition. In       of the Issuer of the securities to be sold which has not been
addition, information shall be given as to sales    publicly disclosed. If such person has adopted a written trading
by all persons whose sales are required by          plan or given trading instructions to satisfy Rule 10b5-1 under
paragraph (e) of Rule 144 to be aggregated with     the Exchange Act, by signing the form and indicating the date that
sales for the account of the person filing this     the plan was adopted or the instruction given, that person makes
notice.                                             such representation as of the plan adoption or instruction date.



                   08-26-2009                       /s/ Edward Scott Gilbert
       __________________________________           __________________________________
                 DATE OF NOTICE                                (SIGNATURE)
Date of plan adoption or giving of instruction,
if relying on Rule 10b5-1

The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed.
           Any copies not manually signed shall bear typed or printed signatures


                                             ATTENTION:
Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001)
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